                                                             OMB APPROVAL
                                                      OMB Number:      3235-0145
                                                      Expires:  October 31, 1997
                                                      Estimated average burden
                                                      hours per response...14.90

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                         (Amendment No. 1)*

                         Banyan Mortgage Investment Fund
 ---------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.01 par value
 ---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 066 82 P 106
 ---------------------------------------------------------------------------
                               (CUSIP Number)

                          Lawrence G. Goodman, Esq.
                  Shereff, Friedman, Hoffman & Goodman, LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 758-9500
 ---------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               November 27, 1995
 ---------------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement  / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D


CUSIP No.  066 82 P 106                                   Page 2 of 9 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     GABRIEL CAPITAL, L.P.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /



3 SEC USE ONLY



4 SOURCE OF FUNDS

     WC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or 2(e)                                            / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  DELAWARE


                   7 SOLE VOTING POWER

 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              1,081,061
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH

                  10 SHARED DISPOSITIVE POWER

                        1,081,061



11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,081,061


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.7%


14 TYPE OF REPORTING PERSON*

     PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.



                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D


CUSIP No.  066 82 P 106                                   Page 3 of 9 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     ARIEL FUND LIMITED


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /



3 SEC USE ONLY



4 SOURCE OF FUNDS


     WC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or 2(e)                                            / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  CAYMAN ISLANDS


                   7 SOLE VOTING POWER

 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              1,594,492
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH

                  10 SHARED DISPOSITIVE POWER

                        1,594,492


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,594,492


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.0%


14 TYPE OF REPORTING PERSON*

     CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.



                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D


CUSIP No.  066 82 P 106                                   Page 4 of 9 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     ARIEL MANAGEMENT CORP.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /



3 SEC USE ONLY



4 SOURCE OF FUNDS

     00


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or 2(e)                                            / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  DELAWARE


                   7 SOLE VOTING POWER

                        176,847
 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              1,594,492
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH
                        176,847

                  10 SHARED DISPOSITIVE POWER


                        1,594,492


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,771,339


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.4%


14 TYPE OF REPORTING PERSON*

     CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.



                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D


CUSIP No.  066 82 P 106                                   Page 5 of 9 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON


    J. EZRA MERKIN


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /



3 SEC USE ONLY



4 SOURCE OF FUNDS

     00


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or 2(e)                                            / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  UNITED STATES


                   7 SOLE VOTING POWER

                        176,847
 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              2,675,553
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH
                        176,847

                  10 SHARED DISPOSITIVE POWER

                        2,675,553


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,852,400


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.2%


14 TYPE OF REPORTING PERSON*

     IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.




                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D


             This Amendment No. 1 amends and supplements the following Items of the Reporting Persons' Statement on Schedule 13D (the "Schedule").

Item 3.      Source and Amount of Funds

             The information contained in Item 3 to the Schedule is hereby amended and supplemented as follows:

             From November 3, 1995 through December 4, 1995: (i) Gabriel purchased an aggregate of 158,082 shares of Common Stock at an aggregate cost of $67,773.77 using its own funds; (ii) Ariel Fund purchased an aggregate of 233,160 shares of Common Stock at an aggregate cost of $99,962.12 using its own funds, and in addition, (iii) Ariel caused one of its private discretionary investment accounts to purchase 25,858 shares of Common Stock at an aggregate cost of $11,085.98 using the funds of such account. See Item 5 and Schedule I hereto.

Item 4.      Purpose of the Transaction

             The information contained in Item 4 to the Schedule is hereby amended and supplemented as follows:

             All of the shares of Common Stock reported herein were acquired for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

             Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.      Interest in Securities of the Issuer

             The information contained in Item 5 to the Schedule is hereby amended and
                                                                 6
supplemented as follows:


             (a) and (b) Gabriel is the beneficial owner of 1,081,061 shares of Common Stock, for a total beneficial ownership of 2.7% of the outstanding shares of Common Stock.

             Ariel Fund is the beneficial owner of 1,594,492 shares of Common Stock, for a total beneficial ownership of 4.0% of the outstanding shares of Common Stock.

             Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,594,492 shares of Common Stock owned by Ariel Fund. In addition, Ariel has sole dispositive and voting power with respect to 176,847 shares of Common Stock purchased by a private discretionary investment account. Accordingly, Ariel may be deemed to be the beneficial owner of 1,771,339 shares of Common Stock, or 4.4% of the outstanding shares of Common Stock.

             As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,081,061 shares of Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Ariel, Merkin may be deemed to have power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,594,492 shares of Common Stock owned by Ariel Fund and the 176,847 shares of Common Stock owned by Ariel's private account. Accordingly, Merkin may be deemed to be the beneficial owner of 2,852,400 shares of Common Stock, or 7.2% of the outstanding shares of Common Stock.

             The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 39,822,304 outstanding shares of Common Stock of the Issuer as of November 10, 1995, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1995.

             (c) Schedule I indicates the transactions effected by the Reporting Persons during the period from November 1, 1995 through the date hereof. All such trades were effected through the public markets.

Signatures

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             GABRIEL CAPITAL, L.P.

                             By: /s/ J. Ezra Merkin
                                 ------------------
                                  Name: J. Ezra Merkin
                                  Title: General Partner


                             ARIEL FUND LIMITED

                             By: MEESPIERSON MANAGMENT
                                 (CAYMAN) LIMITED

                             By: /s/ C. Anthony Mellin, Martin Byrne
                                ------------------------------------
                                Name: C. Anthony Mellin, Martin Byrne
                                Title: Director, Assistant Secretary

                             ARIEL MANAGEMENT CORP.

                             By: /s/ J. Ezra Merkin
                                -------------------
                                Name:  J. Ezra Merkin
                                Title: President

                             /s/ J. Ezra Merkin
                             ------------------
                             J. EZRA MERKIN

Dated: December 5, 1995

                             SCHEDULE I

           Purchases of Shares of Common Stock After November 1, 1995

                                                                                    Number of Shares
                                                           --------------------------------------------------------
                             Aggregate      Price Per       Aggregate         Ariel                      Private
         Date              Dollar Amount      Share        Share Amount        Fund          Gabriel     Account
-----------------------    -------------    ---------      ------------     ----------     ----------  ------------
Balance as of
November 1, 1995                    --            --        2,435,300       1,361,332        922,979       150,989
November 3, 1995           $  5,765.63       $.46875           12,300           6,876          4,661           763
November 6, 1995           $  5,296.88       $.46875           11,300           6,317          4,283           700
November 7, 1995           $  5,765.63       $.46875           12,300           6,876          4,662           762
November 8, 1995           $ 30,046.88       $.46875           64,100          35,832         24,294         3,974
November 10, 1995          $  1,968.75       $.43750            4,500           2,516          1,706           278
November 13, 1995          $ 41,781.25       $.43750           95,500          53,384         36,195         5,921
November 16, 1995          $ 40,625.00       $.40625          100,000          55,900         37,900         6,200
November 20, 1995          $  5,362.50       $.40625           13,200           7,379          5,003           818
November 21, 1995          $  5,646.88       $.40625           13,900           7,770          5,268           862
November 22, 1995          $ 14,787.50       $.40625           36,400          20,348         13,795         2,257
November 24, 1995          $  6,703.13       $.40625           16,500           9,223          6,254         1,023
November 27, 1995          $  8,125.01       $.40625           20,000          11,180          7,580         1,240
December 1, 1995           $  5,525.17       $.40625           13,600           7,602          5,155           843
December 4, 1995           $  1,421.66       $.40625            3,500           1,957          1,326           217

Aggregate Purchases
November 3, 1995 through
December 4, 1995           $178,821.87            --          417,100         233,160        158,082        25,858
                           -----------       -------        ---------       ---------      ---------       -------
Balance as of
December 5, 1995                    --            --        2,852,400       1,594,492      1,081,061       176,847
                           ===========       =======        =========       =========      =========       =======